UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  March 1, 2007

                                  ------------

                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

[PGS LOGO]                                                      EARNINGS RELEASE
--------------------------------------------------------------------------------

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
OLA B0STERUD                                                   February 26, 2007
Phone +47 6752 6400
Mobile: +47 90 95 47 43
CHRISTOPHER M0LLERL0KKEN
Phone: +47 6751 4316
Mobile: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Green
Phone: +1 281 509 8000



             PGS Unaudited Fourth Quarter and Full Year 2006 Results


                         BEST YEAR EVER - STRONG OUTLOOK

     FEBRUARY 26, 2007: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) today announced its unaudited fourth quarter 2006 results under U.S. GAAP.

     * RECORD EARNINGS IN 2006: Operating profit of $409.9 million, up $279.7 million (215%) compared to 2005. Revenues of $ 1,308.5 million, up $420.5 million (47%). Operating efficiency of fleet improved even further. Marine increased its revenues by 44% to $1,044.5 million, above $1 billion, for the first time ever. Onshore increased its revenues by $110.9 million, or 73% to $263.4 million.

     * CONTINUED STRENGTH IN Q4 2006: Operating profit of $117.5 million, the best quarter ever and up 100.6 million (595%) compared to Q4 2005. Revenues of $361.0 million, up $96.9 million (37%).

     * STRONG MARINE PERFORMANCE: Operating profit of $118.3 million in Q4 2006, up $94.5 million (397%) from Q4 2005 driven by strong pricing and performance in the contract segment, as well as lower multi-client amortization. Best Marine EBIT contract margin ever.

     * STRONG PROFITABILITY IN ONSHORE: Operating profit of $6.8 million in Q4 2006, compared to a loss of $1.8 million in Q4 2005, positively impacted by increased activity and performance, especially in Libya.

     * SUBSTANTIAL CASH FLOW: Cash flow from operations of $204.7 million. Net interest bearing debt reduced by $72.7 million to $195.5 million in Q4. Share buy back program approved at extraordinary general meeting in December 2006 and execution started in January 2007.

----------------------------------------------------------------------------------------------------------
Petroleum Geo-Services ASA   Phone: +47 6752 6400     Petroleum Geo-Services Inc    Phone: +1 281-509-8000
Strandveien 4                Fax: +47 6752 6464       15150 Memorial Drive          Fax: +1 281-509-8500
P.O. Box 89                                           Houston, TX 77079, USA
N-1325 Lysaker, Norway


--------------------------------------------------------------------------------

Key figures (1)

-----------------------------------------------------------------------------------------------------------------
                                                                      Quarter ended             Years ended
                                                                       December 31,             December 31,
                                                                 ------------------------------------------------
                                                                    2006         2005         2006        2005
(In millions of dollars, except per share data)                  Unaudited    Unaudited    Unaudited    Unaudited
-----------------------------------------------------------------------------------------------------------------
Revenues                                                            $361.0       $264.1     $1,308.5       $888.0
Operating profit/EBIT                                                117.5         16.9        409.9        130.2
Income (loss) before income tax expense
(benefit) and minority interest                                      116.2       (113.9)       356.1        (68.6)
Net income (loss)                                                     78.7        (89.0)       298.6        112.6
Earnings (loss) per share ($ per share)                               0.44        (0.49)        1.66         0.63
Adjusted EBITDA (as defined)                                         167.8        102.9        608.5        324.4
Net cash provided by operating activities                            204.7         66.7        563.4        280.7
Cash investment in multi-client library                               43.7          6.0        113.7         55.7
Capital expenditures                                                  66.8         39.3        165.4         90.4
Total assets (period end)                                          1,234.6      1,717.6      1,234.6      1,717.6
Cash and cash equivalents (period end)                               124.0        121.5        124.0        121.5
Net interest bearing debt (period end)                              $195.5       $828.7       $195.5       $828.7
-----------------------------------------------------------------------------------------------------------------


1 Following the completion of the demerger and public offering of Petrojarl on June 29, 2006, the Key figures reflects, for all periods presented, a presentation of the operations of the Production segment and the gain from sale of Petrojarl shares, as discontinued operations. Total assets include Production assets up to date of the demerger.

     Svein Rennemo, PGS President and Chief Executive Officer, commented:

     "2006 was the best year ever for PGS. We delivered substantial growth in revenues, operating profit and cash flow, driven by strengthened market conditions and improved operational performance. Marine realized a record high contract margin, while Onshore improved its profitability significantly from 2005. We experienced a stronger underlying demand for multi-client seismic in 2006 compared to 2005 and despite fewer licensing rounds internationally we further improved our late sales. Our Gulf of Mexico depth processing products, strong performance of our library offshore West Africa and increased demand for our Brazil library were important elements in this success.

     We expect a continued strong seismic market driven by increased E&P spending worldwide and the demand for more advanced seismic solutions. Construction of the new Ramform Sovereign remains on budget and on time. Acquisition of the large wide azimuth multi-client survey in Gulf of Mexico, Crystal, is progressing according to plan. Both projects illustrate our efforts to increase high-end capacity and to provide our customers with more advanced seismic technology.

     Due to a substantial over performance on the business goals set for 2006, PGS has rewarded all our employees with a cash bonus equaling 1.5 months salary in recognition of their outstanding contribution. We look forward to an exciting 2007."


Q4 HIGHLIGHTS

     PGS GROUP
     * Revenues of $361.0 million, up $96.9 million (37%) from Q4 2005, driven by record high Marine contract revenues and a significant increase in Onshore contract activity
     *    Operating profit of $117.5 million, up $100.6 million (595%) from Q4
          2005

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                                                                          Page 2

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     *    Income before income tax expense and minority interest of $116.2 million compared to a loss of $ 113.9 million in Q4 2005 (which included costs in relation to debt redemption and refinancing of $103.8 million)
     * Net income of $78.7 million, compared to a loss of $89.0 million in Q4 2005 (which included a net income from discontinued operations of $17.9 million and debt redemption and refinancing costs of $103.8 million)
     *    Cash flow from operations of $204.7 million, up $138.0 million from Q4
          2005
     * Net interest bearing debt of $195.5 million at December 31, 2006, down $72.7 million in Q4, despite high levels of growth investments, driven by strong cash flow from operations


     MARINE
     *    Total revenues of $292.9 million, up $78.0 million (36%) from Q4 2005
     * Contract seismic revenues of $189.6 million, up $58.8 million (45%) from Q4 2005
     * Operating margin for Marine contract seismic around 49%, bringing full year contract margin above 40%
     * Multi-client late sales of $54.4 million, down $14.3 million (21%) from Q4 2005. Full year 2006 multi-client late sales were $222.0 million, up $3.2 million (1%) from 2005
     * Multi-client pre-funding revenues $32.7 million, up $27.4 million (517%) from Q4 2005
     *    Operating profit of $118.3 million, up $94.5 million (397%) from Q4
          2005
     * Order backlog at December 31, 2006 of December 31, $512 million compared to $365 million at December 31, 2005 and $635 million at September 30, 2006. The backlog number includes $175 million of committed pre-funding on scheduled multi-client projects


     ONSHORE
     *    Revenues of $67.6 million, up $18.8 million (39%) from Q4 2005
     * Operating profit of $6.8 million compared to a loss of $1.8 million in Q4 2005
     * Performance improvement driven mainly by increased activity in Nigeria and Libya
     * Order backlog at December 31, 2006 of $138 million compared to $137 million at December 31, 2005 and $132 million at September 30, 2006


OUTLOOK 2007

     MARINE
     * Full year streamer contract EBIT margins are expected to increase substantially over 2006 to around 50-55%
     *    Multi-client revenues are expected to be somewhat higher than 2006
     * Multi-client investments are expected to be approximately $180-200 million
     *    Capital expenditure is expected to be approximately $200 million

     ONSHORE
     * Revenues and operating profit are expected to be approximately in line with 2006
     *    Multi-client investments are planned to be approximately $60 million
     *    Capital expenditure is expected to be in the range of $20-25 million

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                                                                          Page 3

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                 Petroleum Geo-Services ASA and Subsidiaries (1)
                     Consolidated Statements of Operations


==========================================================================================================================
                                                                       Quarter ended                   Years ended
                                                                        December 31,                   December 31,
                                                              ------------------------------------------------------------
                                                                    2006            2005            2006            2005
                                                                 Unaudited       Unaudited       Unaudited       Unaudited
==========================================================================================================================
                                                                     (In millions of dollars, except per share data)
Revenues                                                      $    361,002       $ 264,101      $1,308,459      $  888,021
---------------------------------------------------------     ------------    ------------    ------------    ------------
Cost of sales (2)                                                  172,341         145,519         620,717         498,300
Research and development costs                                       5,639           2,597          17,747           9,918
Selling, general and administrative costs (2)                       15,215          13,104          61,460          55,394
---------------------------------------------------------     ------------    ------------    ------------    ------------
   Operating expenses before depreciation, amortization,
     impairment of long-lived assets, loss on sale of
     subsidiary and other operating (income) expense, net          193,195         161,220         699,924         563,612
Depreciation and amortization                                       50,340          85,954         198,605         208,581
Impairment of long-lived assets                                          -               -               -           4,575
Loss on sale of subsidiary                                               -               -               -           1,520
Other operating (income) expense, net                                    -               -               -         (20,502)
---------------------------------------------------------     ------------    ------------    ------------    ------------
   Operating profit                                                117,467          16,927         409,930         130,235
Income (loss) from associated companies                                 (1)             74              10              33
Interest expense                                                    (6,794)        (23,224)        (53,219)        (95,840)
Debt redemption and refinancing costs                                    -        (103,815)              -        (107,315)
Other financial items, net                                           5,572          (3,841)           (637)          4,253
---------------------------------------------------------     ------------    ------------    ------------    ------------
   Income (loss) before income tax expense (benefit) and           116,244        (113,879)        356,084        (68,634)
     minority interest
Income tax expense (benefit)                                        38,243          (8,899)        123,698          24,398
Minority interest                                                    1,228           1,926           3,006           4,038
---------------------------------------------------------     ------------    ------------    ------------    ------------
   Income (loss) from continuing operations                         76,773        (106,906)        229,380         (97,070)
Income from discontinued operations, net of tax                      1,897          17,873          69,197         209,648
---------------------------------------------------------     ------------    ------------    ------------    ------------
   NET INCOME (LOSS)                                          $     78,670    $    (89,033)   $    298,577    $    112,578
==========================================================================================================================

Basic and diluted income (loss) from continuing
   operations, per share                                      $       0.43    $      (0.59)   $       1.27    $      (0.54)
Income from discontinued operations, net of tax                       0.01            0.10            0.39            1.17
---------------------------------------------------------     ------------    ------------    ------------    ------------
Basic and diluted net income (loss), per share                $       0.44    $      (0.49)   $       1.66    $       0.63
==========================================================================================================================

Weighted average basic and diluted shares outstanding          180,000,000     180,000,000     180,000,000     180,000,000
---------------------------------------------------------     ------------    ------------    ------------    ------------



        Revenues by Quarter          Adjusted EBITDA (3) by Quarter
           2005 & 2006                           2005 & 2006

            [GRAPHIC]                             [GRAPHIC]


(1) This information has been prepared based on U.S. GAAP. The interim financial information for 2006 and 2005 and the year ended December 31, 2006 are unaudited. The financial statements for the year ended December 31, 2005 are audited, however, the full year numbers included in this report contain reclassificatons, to show Production and Pertra as discontinued operations, which reclassifications are not audited.
(2) Excluding depreciation and amortization, which is shown separately.
(3) Adjusted EBITDA, when used by the Company, means income (loss) before income tax expense and minority interest less, other financial items, debt redemption and refinancing costs, interest expense, income (loss) from associated companies, other operating (income) expense, loss on sale of subsidiary, impairment of long-lived assets and depreciation and amortization. See Support Tables for a more detailed discussion of and reconciliation of Adjusted EBITDA to income (loss) before income tax expense and minority interest. Adjusted EBITDA may not be comparable to other similary titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non U.S. GAAP measure.

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                                                                          Page 4

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OPERATIONS

     Following the demerger and IPO of the Production segment (Petrojarl), the Company reports its business in two segments:

     * Marine, which consists of streamer seismic data acquisition, marine multi-client library, data processing and reservoir consulting; and

     * Onshore, which consists of all seismic operations on land and in shallow water and transition zones, including onshore multi-client library

     All transactions relating to the Production segment, which was spun off in June 2006, as well as the Company's oil and gas subsidiary, Pertra, which was sold March 1, 2005, are presented as discontinued operations in the financial statements for all periods presented.

     Consolidated revenues in Q4 2006 were $361.0 million, an increase of $96.9 million, or 37%, from $264.1 million in Q4 2005. The increase of consolidated revenues is primarily attributable to increased Marine and Onshore contract revenues. Full year revenues in 2006 were $1,308.5 million, an increase of $420.5 million, or 47%, from $888.0 million in 2005. The increase is primarily attributable to increase of Marine and Onshore contract revenues and improved Marine multi-client pre-funding revenues.

     Consolidated operating profit showed strong improvement rising to $117.5 million for Q4 2006 compared to $16.9 million in Q4 2005. Full year consolidated operating profit in 2006 was $409.9 million, up 279.7 million or 215%, from $130.2 million in 2005.

     MARINE. Total revenues increased by $78.0 million, or 36%, from $214.9 million in Q4 2005 to $292.9 million in Q4 2006.

     Contract revenues increased by $58.8 million, or 45%, from $130.8 million in Q4 2005 to $189.6 million in Q4 2006. The EBIT margin on Marine contract acquisition was around 49% in Q4 2006 and 41% for the full year, in line with previous guidance of marine contract margin of around 40%. In Q4 2006, acquisition of contract seismic represented 61% of the total vessel time, compared to 75% in Q4 2005. For the full year, 69% of the vessel capacity was used for contract seismic acquisition compared to 77% in 2005. Vessel steaming and yard time represented 20% of capacity in Q4 2006 compared to 22% in Q4 2005.

     Multi-client late sales decreased by $14.3 million, or 21%, from $68.7 million in Q4 2005 to $54.4 million in Q4 2006, due primarily to lower licensing activity and sales in West Africa and Brazil. Despite a reduction in the quarterly revenues, sales development in 2006 reflects a strong underlying momentum of demand in several regions. Although the licensing round in 2006 was deferred, the Company achieved a total of $52 million, more than 50% increase, of late sales from the Brazil library in 2006. For the full year, late sales in Marine were $222.0 million, in line with previous guidance of late sales around the level of 2005.

     Multi-client pre-funding revenues increased strongly by $27.4 million, or 517%, from $5.3 million in Q4 2005 to $32.7 million in Q4 2006, driven by increased multi-client activity in relation to the ongoing Crystal multi-client wide azimuth survey in the Gulf of Mexico which is on schedule. Capitalized cash investments in multi-client library were $31.3 million in Q4 2006 compared to $4.6 million in Q4 2005. In Q4 2006, 19% of 3D streamer capacity was used for multi-client acquisition, compared to 3% in Q4 2005. For the full year, PGS used 18% of its active vessel time, which excludes steaming and yard time, in multi-client acquisition, compared to 9% in 2005. Pre-funding revenues were 104% of multi-client cash investments in Q4 2006 compared to 113% in Q4 2005.

     The Company plans to increase its investment in new multi-client data significantly in 2007, using 25-30% of its active 3D vessel time in addition to increased chartered 2D and shooting vessel

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                                                                          Page 5

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capacity to acquire multi-client seismic in 2007. The majority of the multi-client activity for 2007 is planned for the first half of the year.

     Marine reported an operating profit of $118.3 million in Q4 2006 compared to $23.8 million in Q4 2005. The improvement was driven primarily by improved contract margins and lower multi-client amortization.

     Operating expenses (before depreciation and amortization) increased by $13.5 million compared to Q4 2005. Activity level has increased and the Company is spending more on technology development and on chartered capacity and similar measures to optimize the productivity of its 3D vessels. There has been a strong general cost level increase for fuel, personnel and project related costs. In addition, as a result of strong achievements, the Company in Q4 increased the 2006 bonus to its employees to a total of 1.5 months salary resulting in an extra bonus cost of $3.9 million for Marine. As a consequence of a strong market, the industry is facing general cost inflation on personnel and project specific cost such as support- and shooting vessels.

     ONSHORE. Total revenues increased by $18.8 million, from $48.8 million in Q4 2005 to $67.6 million in Q4 2006. Contract revenues increased by $22.7 million to $57.4 million in Q4 2006 due to increased activity in Nigeria and Libya. Multi-client revenues (including pre-funding) decreased $3.9 million to $10.2 million in Q4 2006, primarily as a result of lower late sales in North America. Capitalized cash investments in multi-client library totaled $12.4 million in Q4 2006 compared to $1.3 million in Q4 2005.

     Onshore recorded an operating profit of $6.8 million in Q4 2006, up $8.6 million compared to a loss of $1.8 million in Q4 2005. The improvement is primarily driven by increased activity in Nigeria and Libya, where start up costs impacted the results negatively in Q4 2005. The transition zone project in Nigeria was completed in December 2006.


DEPRECIATION AND AMORTIZATION

     Gross depreciation (before capitalization to multi-client library) was $20.8 million in Q4 2006 compared to $20.6 million in Q4 2005.

     The book value of the Company's multi-client library and other intangible assets continues to be significantly affected by the accounting for income taxes resulting from the adoption of "fresh-start" reporting (see description in the paragraph "Income Tax Expense" below). These rules require the Company to record any realization or recognition of deferred tax assets (for which a valuation allowance was originally established) as tax expense with a corresponding reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until these are reduced to zero.

     Since the Company has realized significant tax assets in 2006 and also reduced its deferred tax asset valuation allowance, all intangible assets, including the multi-client library, recognized at the adoption of "fresh-start" reporting in 2003 were reduced to zero by September 30, 2006. Consequently the book value of multi-client library subsequent to September 30, 2006 only relates to surveys completed in 2004 or later. This accounting significantly reduces the Company's book value and amortization expense relating to multi-client revenues and, effective for Q3 2006 and onwards, caused sales relating to surveys completed before 2004 to carry zero amortization.

     Amortization of the multi-client library totaled $30.4 million (31% of multi-client revenues) in Q4 2006 compared to $66.2 million (75% of multi-client revenues) in Q4 2005. Amortization primarily relates to pre-funding revenues, which carry an amortization rate of at least 60% (as long as such amortization would not exceed total cost). Late sales from surveys which were already fully

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                                                                          Page 6

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amortized, multi-client tape sales and royalties, were $59.5 million in Q4 2006 compared to $48.0 million in Q4 2005, causing amortization rate relating to late sales to be low.

     The Company amortizes its multi-client library primarily based on the ratio between the cost of surveys and the total forecasted sales for such surveys. In applying this method, surveys are categorized into three amortization categories with amortization rates of 90%, 75% or 60% of sales amounts. Each category includes surveys where the remaining unamortized cost as a percentage of remaining forecasted sales is less than or equal to the amortization rate applicable to each category.

     The Company also applies minimum amortization criteria for the library projects based generally on a five-year life. The Company calculates and records minimum amortization individually for each multi-client survey or pool of surveys at year-end. In Q4 2006, the Company recorded a minimum amortization of $0.1 million, compared to $20.4 million in Q4 2005.

     Furthermore, the Company records as amortization expense write-downs of individual multi-client surveys that are based on changes in project specific expectations and that are not individually material. In Q4, the Company performs its annual full sales forecasting process covering all its multi-client surveys. Since multi-client library projects generally are assessed for impairment on a project-by-project basis (rather than a portfolio) and due to the inherent uncertainty in forecasting future multi-client sales, impairment of individual surveys will frequently occur. In Q4 2006, amortization cost includes multi-client impairment of $5.0 million, compared to $15.0 million in Q4 2005.


INTEREST EXPENSE

     Interest expense in Q4 2006 was $6.8 million compared to $23.2 million in Q4 2005, a reduction of $16.4 million. The decrease reflects a significant reduction of interest-bearing debt and lower interest rates following repayment and refinancing of substantially all of the Company's 8% and 10% senior notes in 2005, as well as a reduction of capital leases outstanding.

     Capitalized interest for multi-client surveys and construction in progress was $1.2 million in Q4 2006 and $0.5 million in Q4 2005.


OTHER FINANCIAL ITEMS, NET

     Other financial items, net, for Q4 2006 was an income of $5.6 million compared to an expense of $3.8 million in Q4 2005, and includes:

     * Interest income of $1.6 million in Q4 2006 compared to $1.8 million in Q4 2005
     * Foreign currency gain of $5.2 million in Q4 2006 compared to a loss of $4.1 million in Q4 2005. During Q4 the USD has weakened against NOK and GBP. The gain is primarily relating to unrealized gains (including reversal of previous unrealized losses) on forward contracts to purchase NOK and GBP, which the Company enters into to manage its exposure to expenditures in other currencies than USD (see description in the paragraph "Liquidity and Financing" below)
     * Additional required interest relating to UK leases, net of amortization of deferred UK lease gain, aggregated to a net expense of $0.1 million in Q4 2006 compared to $0.2 million in Q4 2005

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                                                                          Page 7

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INCOME TAX EXPENSE

     Income tax expense in Q4 2006 was $38.2 million compared to a tax benefit of $8.9 million in Q4 2005. Deferred tax represented an expense of $10.2 million in Q4 2006 compared to a benefit of $14.9 million in Q4 2005. Current tax was an expense of $28.0 million in Q4 2006 compared to $6.0 million in Q4 2005, bringing full year 2006 current taxes to a total of $63.6 million. Current tax expense relates primarily to withholding taxes or income taxes in countries were the Company has no carry forward losses or where there are limitations on use of such losses.

     The Company has substantial deferred tax assets in different jurisdictions, predominantly in Norway and UK. During 2006 it was concluded that certain valuation allowances were no longer necessary since available evidence, including recent profits and estimates of projected future taxable income, supported a more likely than not conclusion that the related deferred tax assets would be realized in the future. Hence, $130 million of the valuation allowance was reversed in 2006, resulting in a deferred tax asset in the balance sheet of $150 million, of which $75 million presented as current asset and $75 million as long-term asset. For the remaining deferred tax assets ($0.3 billion), valuation allowances are still maintained following the strict criteria under U.S. GAAP.

     The Company's reporting of taxes is significantly affected by the required adoption of "fresh-start" reporting effective November 1, 2003, at the time of exit from Chapter 11 proceedings. If and when the Company subsequently realizes the benefits of deferred tax assets, for which a valuation allowance was established at the adoption of fresh-start reporting, the positive effect does not flow through to the income statement as a tax benefit, but is rather (as required under SOP 90-7) recorded as a reduction of the carrying value of long-term intangible assets existing at adoption of fresh-start reporting, until the value of such assets is reduced to zero, and thereafter directly to shareholders' equity. Since the Company in 2006 have realized significant tax assets and also reduced its deferred tax asset valuation allowance, all intangible assets recognized at the adoption of "fresh-start" reporting were reduced to zero by September 30, 2006.

     With its multi-national operations, the Company is subject to taxation in many jurisdictions around the world with increasingly complex tax laws. As previously disclosed, the Company has identified issues in several jurisdictions, including Norway, Singapore and Brazil, that could eventually make it liable to pay material amounts in taxes relating to prior years. The Company has established, in accordance with U.S. GAAP, accruals for identified tax contingencies which are probable based on its best estimate relating to each contingency.


INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX

     The demerger and IPO of Petrojarl (formerly the Production segment) was completed on June 29, 2006. In the transaction, PGS shareholders received a distribution of approximately 80% of the shares in Petrojarl ASA while in total approximately 20% of the shares were offered in a public offering. The offering was completed at NOK 43 per Petrojarl share.

     As part of the stabilization program established to facilitate the offering, 6,467,440 shares, out of the totally 14,999,990 shares offered, were returned to PGS. These shares were subsequently, in Q3 2006, sold to Teekay at a price of NOK 70 per Petrojarl share.

     In 2006, the Company recorded a net income from discontinued operations of $69.2 million after tax, corresponding to a positive contribution of $0.39 per share.

     For one of the floating production vessels ("Petrojarl Foinaven") transferred to Petrojarl in the demerger of the Production segment June 29, 2006, the UK Inland Revenue has raised a separate issue about the accelerated rate at which tax depreciation is available. As part of the Demerger Plan,

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                                                                          Page 8

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PGS has agreed to cover 50 % of any payment in excess of GBP 13 million
(approximately $25.6 million) related to this liability. The Company has not recorded any provision for this contingency, which it estimates to represent a maximum exposure of GBP 7 million for PGS.


CAPITAL INVESTMENTS

     Cash investments in multi-client library (Marine and Onshore) totaled $43.7 million in Q4 2006 and $6.0 million in Q4 2005.

     Capital expenditures (excluding capital expenditures of discontinued operations) totaled $66.8 million in Q4 2006 compared to $39.3 million in Q4 2005, consisting of:

     * Marine with $60.7 million in Q4 2006 compared to $31.0 million in Q4 2005. The Q4 2006 amount includes $19.4 million of capital expenditures relating to the construction of the eighth Ramform vessel, which consist mainly of installments to Aker Yards, prepayment of certain seismic equipment and capitalized portion of interest, $
          5.3 million relating to the construction of Ramform Sovereign and $22.4 in upgrade of the streamerpool
     * Onshore with $5.5 million in Q4 2006 compared to $7.2 million in Q4 2005. Investments mainly related to recording equipment
     * Shared Services and Corporate combined, $0.7 million in Q4 2006 compared to $1.0 million in Q4 2005

--------------------------------------------------------------------------------
                                                                          Page 9

--------------------------------------------------------------------------------

                 Petroleum Geo-Services ASA and Subsidiaries (1)
                          Consolidated Balance Sheets

=======================================================================================================
                                                                                    December 31,
                                                                            ---------------------------
                                                                                  2006          2005
                                                                               Unaudited     Unaudited
=======================================================================================================
                                                                              (In thousands of dollars)
ASSETS
   Cash and cash equivalents                                                 $    123,983  $    121,464
   Restricted cash                                                                  8,711        12,484
   Shares available for sale and investment in securities                           5,296        13,222
   Accounts receivable, net                                                       203,444       183,116
   Unbilled and other receivables                                                 113,006        64,703
   Other current assets                                                            72,086        55,602
   Current deferred tax assets                                                     75,000             -
   Assets of discontinued operations                                                    -       662,897
-------------------------------------------------------------------------   -------------  ------------
        Total current assets                                                      601,526     1,113,488
   Property and equipment, net                                                    473,320       378,140
   Multi-client library, net                                                       49,406       146,171
   Restricted cash                                                                 10,014        10,014
   Deferred tax assets                                                             75,000        20,000
   Other long-lived assets                                                         24,261        27,601
   Other intangible assets, net                                                     1,083        22,158
-------------------------------------------------------------------------   -------------  ------------
     Total assets                                                            $  1,234,610  $  1,717,572
=======================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
   Short-term debt and current portion of long-term debt                     $     13,027  $     24,406
   Current portion of capital lease obligations                                     6,893        20,495
   Debt and other liabilities of discontinued operations                                -       104,398
   Accounts payable                                                                84,521        59,367
   Accrued expenses                                                               197,989       136,679
   Income taxes payable                                                            64,261        26,318
   Deferred tax liabilities                                                        13,313         1,055
-------------------------------------------------------------------------   -------------  ------------
     Total current liabilities                                                    380,004       372,718
   Long-term debt                                                                 311,246       922,134
   Long-term capital lease obligations                                              7,025        13,205
   Deferred tax liabilities                                                             -           497
   Other long-term liabilities                                                     91,487        78,958
-------------------------------------------------------------------------   -------------  ------------
     Total liabilities                                                            789,762     1,387,512
-------------------------------------------------------------------------   -------------  ------------
   Minority interest in consolidated subsidiares                                        -           785
   Shareholders' equity:
          Common stock; par value NOK 9; authorized 182,250,000 shares; issued and outstanding 180,000,000 shares at December 31, 2006 and
             60,000,000 shares authorized, issued and outstanding, par
             value NOK 10, at December 31, 2005                                    78,208        85,714
          Additional paid-in capital                                              348,072       277,427
          Accumulated earnings (deficit)                                           32,815       (32,105)
          Accumulated other comprehensive income (loss)                           (14,247)       (1,761)
-------------------------------------------------------------------------   -------------  ------------
        Total shareholders' equity                                                444,848       329,275
-------------------------------------------------------------------------   -------------  ------------
        Total liabilities and shareholders' equity                           $  1,234,610  $  1,717,572
=======================================================================================================


(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006 ARE UNAUDITED. THE FIANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED, HOWEVER, THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAINS RECLASSIFICATIONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH RECLASSIFICATIONS ARE NOT AUDITED.


SHARES AND SHAREHOLDERS' EQUITY

     PGS' Extraordinary General Meeting on December 13, 2006, approved the split of the PGS shares in the ratio of three for one. Following the share split, the Company has 180,000,000 ordinary shares, all one class and with equal rights, issued and outstanding. The ordinary shares are listed on

--------------------------------------------------------------------------------
                                                                         Page 10

--------------------------------------------------------------------------------

the Oslo Stock Exchange. The Company's American Depository Shares ("ADS"), each of which represents one ordinary share, are listed on the New York Stock Exchange.


LIQUIDITY AND FINANCING

     At December 31, 2006 cash and cash equivalents amounted to $124.0 million compared to $121.5 million at December 31, 2005 and $101.2 million at September 30, 2006. Restricted cash amounted to $18.7 million at December 31, 2006 compared to $22.5 million at December 31, 2005.

     The Company has a $150 million revolving credit facility maturing in 2010, out of which $8.9 million was used for letter of credits at December 31, 2006 while the remaining amount was undrawn.

     Net cash provided by operating activities was $204.7 million in Q4 2006 compared to $66.7 million in Q4 2005. Cash flow in Q4 2006 reflects strong earnings and further improvement (reduction) of working capital.

     Interest bearing debt, including capital leases, was approximately $338 million as of December 31, 2006 compared to $980 million as of December 31, 2005 and $396 million as of September 30, 2006. Following the refinancing in December 2005, a term-loan maturing in 2012, with the original amount of $850 million and a remaining balance as of December 31, 2006, of $243.6 million, is the primary component of the Company's long-term debt. The Company made debt and capital lease repayments amounting to $57.5 million in Q4 2006 and $642.7 million for the full year.

     Net interest bearing debt (interest bearing debt less cash and cash equivalents, restricted cash and interest bearing investments) was approximately $195 million at December 31, 2006 compared to $829 million at December 31, 2005 and $268 million at September 30, 2006.

     PGS conducts business in various currencies and is subject to foreign currency exchange rate risk on cash flows related to revenues, expenses and financing and investing transactions in currencies other than the U.S. dollar. The Company's cash flows from operations are primarily denominated in USD, GBP and NOK. Revenues are predominantly denominated in USD while a portion of operating expenses is incurred in GBP and NOK. The Company hedges a portion of its foreign currency exposure related to expenditures in non-USD currencies by entering into contracts to buy non-USD currencies forward. While the Company enters into these contracts with the purpose of reducing its exposure to changes in exchange rates, it does not account for the contracts as hedges unless they are hedges of a firm contract. All outstanding forward currency contracts are recorded at estimated fair value and gains or losses are included in other financial items, net.

     The Company has entered into interest rate swap agreements to manage the interest rate profile on debt. These swap agreements are accounted for as interest rate hedges as long as the hedging criteria are met. The Company's interest-bearing debt predominantly has a fixed interest rate (including the effect of swaps).


UK LEASES

     The Company entered into capital leases from 1996 to 1998 relating to Ramform Challenger, Valiant, Viking, Victory and Vanguard. These leases, which are fully defeased, are described more fully in PGS' Annual Report on Form 20-F for the year ended December 31, 2005.

     In Q4 2006, the Company terminated the leases for Ramform Viking and Vanguard and took formal ownership of the vessels. The Company paid a net amount of $14.8 million to facilitate the termination. The amount exceeded the accrued liability for Interest Rate Differential (see below) and

--------------------------------------------------------------------------------
                                                                         Page 11

--------------------------------------------------------------------------------

additional required rental payments of $8.8 million have been recorded as an increase of the carrying value in the balance sheet.

     The Company has indemnified the lessors for the tax consequences resulting from changes in tax laws or interpretations thereof or adverse rulings by the tax authorities ("Tax Indemnities") and for variations in actual interest rates from those assumed in the leases ("Interest Rate Differential").

     In connection with the adoption of fresh-start reporting in November 2003 the Company recorded a liability of GBP 6.3 million (approximately $10.7 million) relating to the Tax Indemnities. The Company subsequently released this liability in 2005, when the Inland Revenue accepted the lessors' claims for capital allowances under each lease.

     With respect to the Interest Rate Differential, the defeased rental payments are based on assumed Sterling LIBOR rates between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company pays additional rentals in excess of the defeased rental payments. Over the last several years, the actual interest rates have been below the Assumed Interest Rates. When the Company adopted fresh-start reporting in November 2003, it recorded a liability equal to the estimated fair value of the future additional rental payments, which subsequently is amortized over the remaining lease terms. The remaining accrued liability relating to Interest Rate Differential as of December 31, 2006 was $6.1 million.


EMPLOYEE SHARE OPTIONS

     In Q3 2006 the Company issued equity settled share based payments to certain key employees, which were measured at fair value at the date of grant. The fair value determined at the grant date is expensed over the vesting period, based on the Company's estimate of the shares that will eventually vest. Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations.

     Key information regarding the option program:
     *    2,250,000 share options authorized
     *    Grant date: July 7, 2006
     *    2,127,000 share options granted to 119 key employees
     *    Exercise price of NOK 121.50
     *    All share options must be exercised within 5 years
     * Graded vesting: 1/3 may be exercised one year after the grant date, 1/3 two years after and 1/3 three years after the grant date

These options include a service condition by which the individuals participating in the plan have to be employed by the Company for a certain period of time in order to earn the right to exercise the share options. The share options do not include performance or market conditions. Compensation cost is expensed using the straight line method of accounting in accordance with FAS 123(R) and amounted to $1.2 million for Q4 2006.


BASIS OF UNAUDITED FINANCIAL STATEMENTS

     The unaudited consolidated financial statements for Q4 2006 are prepared in accordance with U.S. GAAP, using the same accounting principles as were used for the 2005 U.S. GAAP audited financial statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2005. Consolidated statement of operations, balance sheets and statements of cash flows based on

--------------------------------------------------------------------------------
                                                                         Page 12

--------------------------------------------------------------------------------

Norwegian GAAP are included in the attached supporting tables. The Company's financial statements prepared in accordance with Norwegian GAAP are, as previously reported, different from those prepared in accordance with U.S. GAAP in certain material respects.


     In Q4 2006 the Company adopted the Financial Accounting Standards Board ("FASB") No. 158 Defined Benefit Pension Plans.


INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     PGS' primary financial reporting is in accordance with U.S. GAAP. Effective January 1, 2007, as required by the EU regulations, the Company will apply International Financial Reporting Standards ("IFRS") as the basis for its primary financial reporting. The Company plans to release a separate transition document describing the differences between U.S. GAAP and IFRS reporting in April 2007.

     For additional support to the unaudited, fourth quarter 2006 results under U.S. GAAP and related news release and presentation; please visit our web site www.pgs.com.


                                      ****


     Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.


                                      ****


     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

--------------------------------------------------------------------------------
                                                                         Page 13

--------------------------------------------------------------------------------

                Petroleum Geo-Services ASA and Subsidiaries (1)
                     Consolidated Statements of Cash Flows

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                     ------------------------------------------------------
                                                                              2006         2005         2006         2005
                                                                           Unaudited    Unaudited    Unaudited    Unaudited
===========================================================================================================================
                                                                                        (In thousands of dollars)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
   Net income (loss)                                                        $ 78,670    $ (89,033)   $ 298,577    $ 112,578
   Adjustments to reconcile net income (loss) to net
     cash provided by operating activities:
        Depreciation and amortization, continuing operations                  50,340       85,954      198,605      208,581
        Depreciation and amortization, discontinued operations                     -       10,783       21,970       50,774
        Non-cash impairments, net gain on sale of subsidiaries and shares         85       (8,077)     (66,749)    (151,807)
        Non-cash other operating (income) expense, net                             -            -            -      (26,095)
        Premium on debt redemption, cost of refinancing expensed                   -      107,315            -      107,315
        Provision for deferred income taxes                                    8,483       (6,553)      62,547       10,965
        (Gain) loss on sale of assets                                         (1,542)         684       (4,019)       1,893
        Net (increase) decrease in cash related to discontinued operations         -         (630)       2,010          208
        Net (increase) decrease in restricted cash                             7,565        3,120        3,773        1,134
        Other items                                                            1,047       (2,653)       9,533          (36)
        (Increase) decrease in accounts receivable, net                       10,644      (59,150)     (18,962)     (52,338)
        (Increase) decrease in unbilled and other receivables                (14,734)      (9,829)     (59,108)     (21,893)
        (Increase) decrease in other current assets                           (3,277)     (19,564)     (20,775)      (7,453)
        (Increase) decrease in other long-lived assets                        (3,817)       2,888        7,418        7,738
        Increase (decrease) in accounts payable                               20,662       28,864       17,744       (7,625)
        Increase (decrease) in accrued expenses and income taxes payable      39,833       30,860      102,051       64,519
        Increase (decrease) in other long-term liabilities                    10,739       (8,247)       8,798      (17,744)
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
   Net cash provided by operating activities                                 204,698       66,732      563,413      280,714
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES:
   Investment in multi-client library                                        (43,682)      (6,026)    (113,658)     (55,667)
   Capital expenditures                                                      (66,844)     (39,262)    (165,442)     (90,376)
   Capital expenditures on discontinued operations                                 -            -      (35,018)        (114)
   Net proceeds sale of subsidiaries/demerger                                   (643)      (1,254)     406,816      153,698
   Other items, net                                                            1,532         (283)       3,898        1,300
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
   Net cash (used in) provided by investing activities                      (109,637)     (46,825)      96,596        8,841
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES:
   Proceeds from issuance of long-term debt                                        -      850,000            -      850,000
   Repayment of long-term debt                                               (56,160)    (823,321)    (619,720)  (1,009,152)
   Principal payments under capital leases                                    (1,478)      (2,158)     (20,464)     (25,700)
   Net increase (decrease) in bank facility and short-term debt                  127         (463)      (2,547)         712
   Termination fee, UK leases                                                (14,759)           -      (14,759)           -
   Premium on debt redemption and deferred debt issue costs                        -     (113,313)           -     (116,813)
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
   Net cash used in financing activities                                     (72,270)     (89,255)    (657,490)    (300,953)
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
   Effect of exchange rate changes on cash                                         -            -            -          (80)
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
   Net increase (decrease) in cash and cash equivalents                       22,791      (69,348)       2,519      (11,478)
   Cash and cash equivalents at beginning of period                          101,192      190,812      121,464      132,942
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                 $ 123,983    $ 121,464    $ 123,983    $ 121,464
===========================================================================================================================


(1) THIS INFORMATION HAS BEEN PREPARED BASED ON U.S. GAAP. THE INTERIM FINANCIAL INFORMATION FOR 2006 AND 2005 AND THE YEAR ENDED DECEMBER 31, 2006 ARE UNAUDITED. THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005 ARE AUDITED, HOWEVER, THE FULL YEAR NUMBERS INCLUDED IN THIS REPORT CONTAIN RECLASSIFICATIONS, TO SHOW PRODUCTION AND PERTRA AS DISCONTINUED OPERATIONS, WHICH RECLASSIFICATIONS ARE NOT AUDITED.

--------------------------------------------------------------------------------
                                                                         Page 14

--------------------------------------------------------------------------------

                       PETROLEUM GEO-SERVICES ASA (1) (2)
                                 SUPPORT TABLES

GENERAL

The Company is a Norwegian limited liability company and has prepared its consolidated financial statements in accordance with accounting principles generally accepted ("GAAP") in the United States of America.

(1) Certain reclassifications have been made to prior period amounts to conform to the current presentation.

(2) Adjusted EBITDA, when used by the Company, means income (loss) before income tax expense (benefit) and minority interest less, other financial items, debt redemption and refinancing costs, interest expense, income (loss) from associated companies, other operating (income) expense, loss on sale of subsidiary, impairment of long-lived assets and depreciation and amortization. EBITDA may not be comparable to other similar titled measures from other companies. PGS has included Adjusted EBITDA as a supplemental disclosure because management believes that it provides useful information regarding PGS' ability to service debt and to fund capital expenditures and provides investors with a helpful measure for comparing its operating performance with that of other companies. Adjusted EBITDA is considered a non-U.S. GAAP measure.


REVENUE DISTRIBUTION BY OPERATING SEGMENT

The distribution of our revenue by operating segment for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
-------------------------------------------------------------------------  ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
    Revenue by operating segments:
    Marine (A)                                                             $ 292 929    $ 214 936  $ 1 044 515    $ 724 682
    Onshore (B)                                                               67 629       48 773      263 350      152 539
    Reservoir/Shared Services/Corporate (a)                                    1 307        2 233        2 652       19 418
    Elimination of inter-segment revenues                                       (863)      (1 841)      (2 058)      (8 618)
-------------------------------------------------------------------------  ---------    ---------  -----------    ---------
    Total                                                                  $ 361 002    $ 264 101  $ 1 308 459    $ 888 021
-------------------------------------------------------------------------  ---------    ---------  -----------    ---------
(a) PGS Reservoir AS sold August 31, 2005.

(A) Marine revenue by service type:
    - Multi-client pre-funding                                             $  32 658    $   5 245  $   131 254    $  40 006
    - Multi-client late sales                                                 54 423       68 696      221 980      218 781
    - Contract seismic                                                       189 579      130 819      635 626      424 192
    - Other                                                                   16 269       10 176       55 655       41 703
-------------------------------------------------------------------------  ---------    ---------  -----------    ---------
    Total                                                                  $ 292 929    $ 214 936  $ 1 044 515    $ 724 682
-------------------------------------------------------------------------  ---------    ---------  -----------    ---------
(B) Onshore revenue by service type:
    - Multi-client pre-funding                                             $   4 748    $   2 143  $    17 644    $  16 148
    - Multi-client late sales                                                  5 501       11 936       27 491       13 976
    - Contract seismic                                                        57 380       34 694      218 215      122 415
-------------------------------------------------------------------------  ---------    ---------  -----------    ---------
    Total                                                                  $  67 629    $  48 773  $   263 350    $ 152 539
-------------------------------------------------------------------------  ---------    ---------  -----------    ---------


ADJUSTED EBITDA (2), BY QUARTER 2005
Adjusted EBITDA, for the quarters presented:

=============================================================================================================================
                                                                            Q1         Q2       Q3         Q4          2005
--------------------------------------------------------------------    --------   --------  --------  ----------   ---------
                                                                                        (In thousands of dollars)
Income (loss) before income tax expense (benefit) and minority           $ 3 092   $ 20 090  $ 22 063  $ (113 879)  $ (68 634)
interest
Add back:
   Other financial items, net                                             (5 533)    (2 502)      (59)      3 841      (4 253)
   Debt redemption and refinancing costs                                       -      3 500         -     103 815     107 315
   Interest expense                                                       26 355     23 486    22 775      23 224      95 840
   Income (loss) from associated companies                                     -         15        26         (74)        (33)
   -----------------------------------------------------------------    --------   --------  --------  ----------   ---------
   Operating profit                                                       23 914     44 589    44 805      16 927     130 235
   Other operating (income) expense, net                                  (6 384)    (2 226)  (11 892)          -     (20 502)
   Loss on sale of subsidiary                                                  -          -     1 520           -       1 520
   Impairment of long-lived assets                                             -          -     4 575           -       4 575
   Depreciation (a)                                                       18 859     16 733    18 811      19 709      74 112
   Amortization of multi-client library (a)                               21 951     24 067    22 206      66 245     134 469
--------------------------------------------------------------------    --------   --------  --------  ----------   ---------
Adjusted EBITDA                                                         $ 58 340   $ 83 163  $ 80 025  $  102 881   $ 324 409
--------------------------------------------------------------------    --------   --------  --------  ----------   ---------


(a) Presented combined in the Consolidated Statements of Operations.

ADJUSTED EBITDA (2), BY QUARTER 2006
Adjusted EBITDA, for the quarters presented:

=============================================================================================================================
                                                                            Q1         Q2       Q3         Q4          2006
--------------------------------------------------------------------    --------   --------  --------  ----------   ---------
                                                                                        (In thousands of dollars)
Income (loss) before income tax expense (benefit) and minority          $ 90 547   $ 75 749  $ 73 544   $ 116 244   $ 356 084
interest
Add back:
   Other financial items, net                                             (1 375)    (3 817)   11 401      (5 572)        637
   Interest expense                                                       18 290     17 879    10 256       6 794      53 219
   Income from associated companies                                           (6)         -        (5)          1         (10)
   -----------------------------------------------------------------    --------   --------  --------  ----------   ---------
   Operating profit                                                      107 456     89 811    95 196     117 467     409 930
   Depreciation (a)                                                       18 814     18 170    15 421      19 958      72 363
   Amortization of multi-client library (a)                               10 473     34 978    50 409      30 382     126 242
--------------------------------------------------------------------    --------   --------  --------  ----------   ---------
Adjusted EBITDA                                                        $ 136 743  $ 142 959 $ 161 026   $ 167 807   $ 608 535
--------------------------------------------------------------------    --------   --------  --------  ----------   ---------

(a) Presented combined in the Consolidated Statements of Operations.

--------------------------------------------------------------------------------
                                                                          Page 1

ADJUSTED EBITDA (2), BY OPERATING SEGMENT
The distribution of Adjusted EBITDA by operating segment for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
Marine:
   Operating profit                                                        $ 118 255     $ 23 761    $ 399 916    $ 154 501
   Plus: Depreciation and amortization                                        43 500       73 301      166 156      172 349
   Plus: Impairment of long-lived assets                                           -            -            -        4 575
   Plus: Other operating (income) expense, net                                     -            -            -      (8 847)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Adjusted EBITDA, Marine                                                 161 755       97 062      566 072      322 578
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Onshore:
   Operating profit (loss)                                                   $ 6 845    $ (1 817)     $ 37 676    $ (9 803)
   Plus: Depreciation and amortization                                         5 906       11 369       29 137       31 665
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Adjusted EBITDA, Onshore                                                 12 751        9 552       66 813       21 862
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Reservoir/Shared Services/Corporate:
   Operating profit (loss)                                                 $ (7 633)    $ (5 017)   $ (27 662)   $ (14 463)
   Plus: Depreciation and amortization                                           934        1 284        3 312        4 567
   Plus: Loss on sale of subsidiary                                                -            -            -        1 520
   Plus: Other operating (income) expense, net                                     -            -            -     (11 655)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Adjusted EBITDA, Reservoir/Shared Services/Corporate                    (6 699)      (3 733)     (24 350)     (20 031)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Total Adjusted EBITDA:
   Operating profit                                                        $ 117 467     $ 16 927    $ 409 930    $ 130 235
   Plus: Depreciation and amortization                                        50 340       85 954      198 605      208 581
   Plus: Impairment of long-lived assets                                           -            -            -        4 575
   Plus: Loss on sale of subsidiary                                                -            -            -        1 520
   Plus: Other operating (income) expense, net                                     -            -            -     (20 502)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Adjusted EBITDA                                                       $ 167 807    $ 102 881    $ 608 535    $ 324 409
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

DEPRECIATION AND AMORTIZATION
Depreciation and amortization consists of the following for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Gross depreciation                                                       $ 20 771     $ 20 645     $ 80 395     $ 79 527
   Depreciation capitalized to multi-client library                            (813)        (936)      (8 032)      (5 415)
   Amortization of multi-client library                                       30 382       66 245      126 242      134 469
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Total                                                                  $ 50 340     $ 85 954    $ 198 605    $ 208 581
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

OTHER OPERATING (INCOME) EXPENSE, NET
Other operating (income) expense, net consists of the following for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Release of contingent liability re UK lease                                   $ -          $ -          $ -     (11 655)
   Gain on claim re equipment                                                      -            -            -      (8 847)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Total                                                                       $ -          $ -          $ -     (20 502)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

INTEREST EXPENSE
Interest expense consists of the following for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Interest expense, gross                                                 $ (8 039)   $ (23 706)   $ (56 042)   $ (97 718)
   Capitalized interest, multi-client library                                    469          482        1 564        1 878
   Capitalized interest, construction in progress                                776            -        1 259            -
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Total                                                                 $ (6 794)   $ (23 224)   $ (53 219)   $ (95 840)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

DEBT REDEMPTION AND REFINANCING COSTS Debt redemption and refinancing costs consists of the following for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Premium for debt redemption                                                   $ -  $ (101 904)          $ -    (105 404)
   Refinancing costs                                                               -      (1 548)            -      (1 548)
   Write-off of deferred debt issue costs                                          -        (363)            -        (363)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Total                                                                       $ -  $ (103 815)          $ -    (107 315)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------


--------------------------------------------------------------------------------
                                                                          Page 2

OTHER FINANCIAL ITEMS, NET
Other financial items, net consists of the following for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Interest income                                                           $ 1 564      $ 1 771      $ 8 758      $ 6 696
   Foreign currency gain                                                       5 204      (4 111)        3 604        1 194
   Additional required interests relating to UK leases, net of
   amortization of deferred UK lease gain (a)                                   (64)        (241)      (2 804)        (986)
   Expensed deferred loan costs, exstinguished debt                                -            -      (5 063)            -
   Consent fee received for certain changes to UK leases                           -            -            -        3 000
   Other                                                                     (1 132)      (1 260)      (5 132)      (5 651)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Total                                                                   $ 5 572    $ (3 841)      $ (637)      $ 4 253
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

(a) Year ended December 31, 2006, includes a net expense of $1.8 million in a one-time settlement for further interest rate differential requirements, net of reversal of remaining deferred UK lease gain relating Ramform Challenger.

INCOME FROM DISCONTINUED OPERATIONS, NET OF TAX
Income from discontinued operations, net of tax consist of the following for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Income from discontinued operations, pretax                                   $ -     $ 14 720     $ 11 458     $ 50 333
   Gain on sale of shares in Petrojarl                                          (85)            -       66 749            -
   Petrojarl demerger costs                                                    (558)      (1 254)     (10 055)      (1 658)
   Net gain on sale of Pertra (sold 2005)                                        302        8 077          302      157 902
   Additional proceeds sale of Atlantis (sold 2003)                                -            -        3 000            -
   Additional proceeds sale of Production Group Ltd.                             500          500          500          500
   (sold 2002)
   Final settlement sale of PGS Tigress (sold 2003)                                -            -        (254)            -
   Income tax (expense) benefit                                                1 738      (4 170)      (2 503)        2 571
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Total                                                                   $ 1 897     $ 17 873     $ 69 197    $ 209 648
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

MULTI-CLIENT LIBRARY, NET
The net book-value of the multi-client library by year of completion is as follows:

=================================================================================================
                                                                               December 31,
                                                                           ----------------------
                                                                              2006         2005
------------------------------------------------------------------------   ---------    ---------
                                                                            thousands of dollars)
   Completed during 1999, and prior years                                        $ -      $ 6 251
   Completed during 2000                                                           -        5 881
   Completed during 2001                                                           -       66 626
   Completed during 2002                                                           -       18 785
   Completed during 2003                                                           -       14 859
   Completed during 2004                                                       1 263        4 347
   Completed during 2005                                                       3 109        7 746
   Completed during 2006                                                       5 066            -
------------------------------------------------------------------------   ---------    ---------
     Completed surveys                                                         9 438      124 495
   Surveys in progress                                                        39 968       21 676
------------------------------------------------------------------------   ---------    ---------
     Multi-client library, net                                              $ 49 406    $ 146 171
------------------------------------------------------------------------   ---------    ---------

Depreciation and interest capitalized into the multi-client library was as follows for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Capitalized depreciation                                                    $ 813        $ 936      $ 8 032      $ 5 415
   Capitalized interest                                                          469          482        1 564        1 878
------------------------------------------------------------------------   ---------    ---------    ---------    ---------


--------------------------------------------------------------------------------
                                                                          Page 3

MULTI-CLIENT LIBRARY, KEY FIGURES
Multi-client library key figures, by segment for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
Marine:
    Multi-client pre-funding (a)                                            $ 32 658      $ 5 245    $ 131 254     $ 40 006
    Multi-client late sales (a)                                               54 423       68 696      221 980      218 781
    Cash investment in multi-client library (b)                               31 282        4 556       81 215       46 247
    Amortization of multi-client library (c)                                  27 592       58 935      111 299      118 229
Onshore:
    Multi-client pre-funding (a)                                             $ 4 748      $ 2 143     $ 17 644     $ 16 148
    Multi-client late sales (a)                                                5 501       11 936       27 491       13 976
    Cash investment in multi-client library (b)                               12 394        1 279       32 420        8 422
    Amortization of multi-client library (c)                                   2 795        7 069       14 964       15 310
Reservoir/Elimination:
    Multi-client pre-funding (a)                                                 $ -          $ -          $ -          $ -
    Multi-client late sales (a)                                                    -          409            -        1 546
    Cash investment in multi-client library (b)                                    6          191           23          998
    Amortization of multi-client library (c)                                     (5)          241         (21)          930
TOTAL MULTI-CLIENT LIBRARY, KEY FIGURES:
    Multi-client pre-funding (a)                                            $ 37 406      $ 7 388    $ 148 898     $ 56 154
    Multi-client late sales (a)                                               59 924       81 041      249 471      234 303
    Cash investment in multi-client library (b)                               43 682        6 026      113 658       55 667
    Amortization of multi-client library (c)                                  30 382       66 245      126 242      134 469
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

(a)  See Revenue Distribution by Operating Segment above.
(b)  See Consolidated Statements of Cash Flows.
(c)  See reconciliation of Adjusted EBITDA above.

CAPITAL EXPENDITURES
Capital expenditures were as follows for the periods presented:

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Marine                                                                   $ 60 670     $ 31 020    $ 146 490     $ 72 195
   Onshore                                                                     5 503        7 249       16 676       12 633
   Shared Services and Corporate                                                 671          993        2 276        5 548
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Total                                                                  $ 66 844     $ 39 262    $ 165 442     $ 90 376
------------------------------------------------------------------------   ---------    ---------    ---------    ---------


CONSOLIDATED STATEMENTS OF OPERATIONS FOR 2005, BY QUARTER

====================================================================================================================================
                                                                          Q1            Q2           Q3          Q4          2005
--------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
Revenues                                                               $ 189 646    $ 222 919    $ 211 355    $ 264 101    $ 888 021
--------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
   Cost of sales                                                         115 053      122 225      115 503      145 519      498 300
   Research and development costs                                          2 518        2 212        2 591        2 597        9 918
   Selling, general and administrative                                    13 735       15 319       13 236       13 104       55 394
--------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
     Operating expenses before depreciation, amortization,
        impairment of long-lived assets, loss on sale of
        subsidiary and other operating (income) expense, net             131 306      139 756      131 330      161 220      563 612
   Depreciation and amortization                                          40 810       40 800       41 017       85 954      208 581
   Impairment of long-lived assets                                             -            -        4 575            -        4 575
   Loss on sale of subsidiary                                                  -            -        1 520            -        1 520
   Other operating (income) expense, net                                 (6 384)      (2 226)     (11 892)            -     (20 502)
--------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
   Operating profit                                                       23 914       44 589       44 805       16 927      130 235
   Income (loss) from associated companies                                     -         (15)         (26)           74           33
   Interest expense                                                     (26 355)     (23 486)     (22 775)     (23 224)     (95 840)
   Debt redemption and refinancing costs                                       -      (3 500)            -    (103 815)    (107 315)
   Other financial items, net                                              5 533        2 502           59      (3 841)        4 253
--------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
   Income (loss) before income tax expense (benefit) and minority          3 092       20 090       22 063    (113 879)     (68 634)
   interest
   Income tax expense (benefit)                                           14 319        8 193       10 785      (8 899)       24 398
   Minority interest                                                         316        1 796            -        1 926        4 038
   Income from discontinued operations, net of tax                       166 962       13 645       11 168       17 873      209 648
--------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------
     NET INCOME (LOSS)                                                 $ 155 419     $ 23 746     $ 22 446   $ (89 033)    $ 112 578
--------------------------------------------------------------------   ---------    ---------    ---------    ---------    ---------

--------------------------------------------------------------------------------
                                                                          Page 4

SHAREHOLDERS' EQUITY

====================================================================================================================================
                                                                                                            Accumulated
                                                             Common stock           Additional Accumulated   other com-       Share-
                                                           ---------------------      paid-in     earnings   prehensive     holders'
                                                            Number   Par value       capital     (deficit)  income(loss)      equity
--------------------------------------------------------   ---------   ---------    ---------    ---------    ---------    ---------
                                                                       (In thousands of dollars, except for share data)
   Balance at December 31, 2004                           20 000 000    $ 85 714    $ 277 427  $ (144 683)      $ 4 449    $ 222 907
   Share split June 8, 2005                               40 000 000
   Net income                                                      -           -            -      112 578            -      112 578
   Other comprehensive (loss), net                                 -           -            -            -      (6 210)      (6 210)
--------------------------------------------------------   ---------   ---------    ---------    ---------    ---------    ---------
   Balance at December 31, 2005                           60 000 000      85 714      277 427     (32 105)      (1 761)      329 275
   Net income Q1                                                   -           -            -       70 311            -       70 311
   Other comprehensive income, net, Q1                             -           -            -            -        5 328        5 328
--------------------------------------------------------   ---------   ---------    ---------    ---------    ---------    ---------
   Balance at March 31, 2006                              60 000 000      85 714      277 427       38 206        3 567      404 914
   Demerger Petrojarl, June 29, 2006                               -    (17 143)     (55 485)    (169 125)        (931)    (242 684)
   Net income Q2                                                   -           -            -       42 021            -       42 021
   Tax effect on internal gain (restated in Q3)                    -           -            -     (64 532)            -     (64 532)
   Other comprehensive income, net Q2                              -           -            -            -        4 106        4 106
--------------------------------------------------------   ---------   ---------    ---------    ---------    ---------    ---------
   Balance at June 30, 2006 (restated)                    60 000 000      68 571      221 942    (153 430)        6 742      143 825
   Benefit realized from pre-restructuring deferred
     tax assets                                                    -           -       84 969            -            -       84 969
   Net income Q3                                                   -           -            -      107 575            -      107 575
   Employee share options Q3                                       -           -        1 114            -            -        1 114
   Other comprehensive (loss), net Q3                              -           -            -            -      (8 102)      (8 102)
--------------------------------------------------------   ---------   ---------    ---------    ---------    ---------    ---------
   Balance at September 30, 2006                          60 000 000      68 571      308 025     (45 855)      (1 360)      329 381
   Share capital conversion, December 13, 2006                     -       9 637      (9 637)            -            -            -
   Share split December 13, 2006                         120 000 000
Benefit realized from pre-restructuring deferred
     tax assets                                                                -       48 496            -            -       48 496
   Net income Q4                                                   -           -            -       78 670            -       78 670
   Employee share options Q4                                       -           -        1 188            -            -        1 188
   Adoption FASB 158 "Defined Benefit Pension Plans"               -           -            -            -     (12 249)     (12 249)
   Other comprehensive (loss), net Q4                              -           -            -            -        (638)        (638)
--------------------------------------------------------   ---------   ---------    ---------    ---------    ---------    ---------

   BALANCE AT DECEMBER 31, 2006                          180 000 000    $ 78 208    $ 348 072    $  32 815    $(14 247)    $ 444 848
--------------------------------------------------------   ---------   ---------    ---------    ---------    ---------    ---------


NET INTEREST BEARING DEBT Reconciliation of net interest bearing debt:

=================================================================================================
                                                                                December 31,
                                                                           ----------------------
                                                                              2006         2005
------------------------------------------------------------------------   ---------    ---------
                                                                        (In thousands of dollars)
   Shares available for sale and investment in securities                    $ 5 296     $ 13 222
   Less shares available for sale                                            (5 296)      (7 631)
------------------------------------------------------------------------   ---------    ---------
     Investment in securities                                                      -        5 591
   Cash and cash equivalents                                                 123 983      121 464
   Restricted cash (current and long-term)                                    18 725       22 498
   Restricted cash in discontinued operations                                      -        2 010
   Short-term debt and current portion of long-term debt                    (13 027)     (24 406)
   Capital lease obligations (current and long-term)                        (13 918)     (33 700)
   Long-term debt                                                          (311 246)    (922 134)
------------------------------------------------------------------------   ---------    ---------
     Total                                                               $ (195 483)  $ (828 677)
------------------------------------------------------------------------   ---------    ---------

--------------------------------------------------------------------------------
                                                                          Page 5

                   PGS UNAUDITED N GAAP FINANCIAL STATEMENTS

The following supplemental Satements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows are based on Norwegian GAAP (N GAAP) and filed with Oslo Stock Exchange to comply with statutory requirements. The financial statements have been prepared based on the same N GAAP accounting policies used for and disclosed in the Company's N GAAP financial statements for 2005.


As previously reported, the financial statements prepared in accordance with N GAAP are different from those prepared in accordance with U.S. GAAP in certain material respects. Under fresh-start reporting, adopted effective November 1, 2003 for U.S. GAAP reporting purpose, the Company recorded assets and liabilities at estimated fair values creating a large number of differences compared to N GAAP financial statements, which are on an historical cost basis. In addition there are certain other differences in accounting policies, including different impairments rules and different criteria for hedge accounting.


                 CONSOLIDATED STATEMENTS OF OPERATIONS - N GAAP

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
                                                                           Unaudited    Unaudited    Unaudited    Unaudited
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
   Revenues                                                                $ 361 002    $ 264 101  $ 1 308 419    $ 888 263
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
   Cost of sales                                                             168 779      147 849      618 126      500 843
   Research and development costs                                              5 690        2 597       17 798        9 918
   Selling, general and administrative costs                                  14 113       12 929       60 620       55 392
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Operating expenses before depreciation, amortization,
             impairment (reversal) of long-lived assets,
             loss on sale of subsidiary and other operating (income)
             expense, net                                                    188 582      163 375      696 544      566 153
   Depreciation and amortization                                              97 552      119 124      251 663      233 686
   Impairment (reversal) of long-lived assets                                      -     (98 034)            -     (93 459)
   Loss on sale of subsidiary                                                      -            -            -        1 294
   Other operating (income) expense, net                                           -            -            -      (8 847)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
        Operating profit                                                      74 868       79 636      360 212      189 436
   Income (loss) from associated companies                                       (1)           74           10           33
   Interest expense                                                          (6 891)     (23 330)     (53 617)     (96 283)
   Debt redemption and refinancing costs                                           -    (103 815)            -    (107 315)
   Other financial items, net                                                  5 785      (5 230)      (4 482)      (1 902)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
   Income (loss) before income tax expense (benefit)                          73 761     (52 665)      302 123     (16 031)
   Income tax expense (benefit)                                             (12 085)     (13 243)     (54 584)          928
   Income from discontinued operations, net of tax                               159      211 398       66 199      396 033
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     NET INCOME                                                             $ 86 005    $ 171 976    $ 422 906    $ 379 074
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Herof minority interest                                                      $ 1 228      $ 1 926      $ 3 006      $ 4 038
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Herof majority interest                                                     $ 84 777    $ 170 050    $ 419 900    $ 375 036
------------------------------------------------------------------------   ---------    ---------    ---------    ---------

--------------------------------------------------------------------------------
                                                                          Page 6

                      CONSOLIDATED BALANCE SHEETS - N GAAP

=================================================================================================
                                                                                December 31,
                                                                           ----------------------
                                                                              2006         2005
                                                                           Unaudited    Unaudited
------------------------------------------------------------------------   ---------    ---------
                                                                        (In thousands of dollars)
ASSETS
Long-term assets:
   Multi-client library, net                                                $ 85 988    $ 137 000
   Other long-lived intangible assets                                          1 652        1 982
   Deferred tax assets                                                        75 000       20 000
   Property and equipment, net                                               569 209      481 666
   Restricted cash                                                            10 014       10 014
   Other financial assets                                                     25 947       30 276
------------------------------------------------------------------------   ---------    ---------
Total long-term assets                                                       767 810      680 938
------------------------------------------------------------------------   ---------    ---------
Current assets:
   Current deferred tax assets                                                75 000            -
   Accounts receivable, net                                                  316 450      247 819
   Assets of discontinued operations                                               -      893 835
   Other current assets                                                       72 086       55 602
   Shares available for sale and investments in securities                     5 296       13 222
   Restricted cash                                                             8 711       12 484
   Cash and cash equivalents                                                 123 983      121 464
------------------------------------------------------------------------   ---------    ---------
Total current assets                                                         601 526    1 344 426
------------------------------------------------------------------------   ---------    ---------
     Total assets                                                        $ 1 369 336  $ 2 025 364
------------------------------------------------------------------------   ---------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity:
   Paid in capital:
        Common stock; par value NOK 9; authorized 182,250,000 shares;
          issued and outstanding 180,000,000 shares at December 31, 2006 and 60,000,000 shares authorized, issued and outstanding, par
          value NOK 10, at December 31, 2005                                $ 78 208     $ 85 714
   Additional paid-in capital                                                224 574      287 576
------------------------------------------------------------------------   ---------    ---------
     Total paid in capital                                                   302 782      373 290
   Other equity                                                              312 363      298 601
   Minority interest                                                               -        1 049
------------------------------------------------------------------------   ---------    ---------
Total shareholders' equity                                                   615 145      672 940
------------------------------------------------------------------------   ---------    ---------
Debt:
   Accruals for long-term liabilities:
   Deferred tax liabilities                                                        -          497
   Other long-term liabilities                                                 55 91       57 195
------------------------------------------------------------------------   ---------    ---------
Total accruals for long-term liabilities                                      55 916       57 692
------------------------------------------------------------------------   ---------    ---------
   Other long-term debt:
   Long-term capital lease obligations                                         7 025       13 205
   Long-term debt                                                            311 246      922 134
------------------------------------------------------------------------   ---------    ---------
Total other long-term debt                                                   318 271      935 339
------------------------------------------------------------------------   ---------    ---------
Current liabilities:
   Short-term debt and current portion of long-term debt                      13 027       24 406
   Current portion of capital lease obligations                                6 893       20 495
   Debt and other liabilities of discontinued operations                           -       91 073
   Accounts payable                                                           84 521       59 367
   Accrued expenses                                                          197 989      136 679
   Income taxes payable                                                       64 261       26 318
   Deferred tax liability                                                     13 313        1 055
------------------------------------------------------------------------   ---------    ---------
Total current liabilities                                                    380 004      359 393
------------------------------------------------------------------------   ---------    ---------
        Total liabilities and shareholders' equity                       $ 1 369 336  $ 2 025 364
------------------------------------------------------------------------   ---------    ---------

--------------------------------------------------------------------------------
                                                                          Page 7

                 CONSOLIDATED STATEMENTS OF CASH FLOWS - N GAAP

===========================================================================================================================
                                                                               Quarter ended               Years ended
                                                                                December 31,               December 31,
                                                                           ------------------------------------------------
                                                                              2006         2005         2006         2005
                                                                           Unaudited    Unaudited    Unaudited    Unaudited
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
                                                                                        (In thousands of dollars)
Cash flows provided by operating activities:
Net income, majority interest                                               $ 84 777    $ 170 050    $ 419 900    $ 375 036
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization charged to expense                         97 552      128 835      272 628      280 173
     Non-cash impairments, net gain on sale of subsidiaries and shares            85    (318 069)     (66 749)    (462 801)
     Non-cash other operating (income) expense, net                                -       22 490            -       13 643
     Premium on debt redemption and cost of refinancing expensed                   -      107 315            -      107 315
     Provision (benefit) for deferred income taxes                          (40 109)     (20 336)    (118 239)     (23 116)
     Changes in current assets, current liabilities and other                 55 317     (26 567)       52 959     (12 598)
     (Gain) loss on sale of assets                                           (1 542)          524      (3 922)        1 720
     Net (increase) decrease in restricted cash related to discontinued
        operations                                                                 -        (630)        2 010          208
     Net (increase) decrease in restricted cash                                7 565        3 120        3 773        1 134
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Net cash provided by operating activities                                    203 645       66 732      562 360      280 714
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Cash flows (used in) provided by investing activities:
     Investment in multi-client library                                     (42 629)      (6 026)    (112 605)     (55 667)
     Capital expenditures                                                   (66 844)     (39 262)    (165 442)     (90 376)
     Capital expenditures on discontinued operations                               -            -     (35 018)        (114)
     Net proceeds from sale of subsidiaries/demerger                           (643)      (1 254)      406 816      153 698
     Other items, net                                                          1 532        (283)        3 898        1 300
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Net cash (used in) provided by investing activities                        (108 584)     (46 825)       97 649        8 841
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Cash flows (used in) provided financing activities:
     Proceeds from issuance of long-term debt                                      -      850 000            -      850 000
     Repayment of long-term debt                                            (56 160)    (823 321)   (619  720)  (1 009 152)
     Principal payments under capital leases                                 (1 478)      (2 158)     (20 464)     (25 700)
     Net increase (decrease) in bank facility and short-term debt                127        (463)      (2 547)          712
     Termination fee, UK-leases                                             (14 759)            -     (14 759)            -
     Premium on debt redemption and deferred debt issue costs                      -    (113 313)            -    (116 813)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Net cash used in financing activities                                       (72 270)     (89 255)    (657 490)    (300 953)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Effect of exchange rate changes on cash                                            -            -            -         (80)
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
     Net increase (decrease) in cash and cash equivalents                     22 791     (69 348)        2 519     (11 478)
     Cash and cash equivalents at beginning of period                        101 192      190 812      121 464      132 942
------------------------------------------------------------------------   ---------    ---------    ---------    ---------
Cash and cash equivalents at end of period                                 $ 123 983    $ 121 464    $ 123 983    $ 121 464

------------------------------------------------------------------------   ---------    ---------    ---------    ---------

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                                                                          Page 8

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

     March 1, 2007                          /s/ CHRISTOPHER MOLLERLOKKEN
------------------------               -----------------------------------------
        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager